Exhibit 99.1

PAYSAFE REPORTS FIRST QUARTER 2026 RESULTS

London, UK – May 13, 2026 – Paysafe Limited (NYSE: PSFE) today announced financial results for the first quarter of 2026.

First Quarter 2026 Summary

(compared to Q1 2025, unless noted)

•
Revenue of $442.7m increased 10%; net loss of $36.5m or ($0.71) per diluted share
•
Organic revenue increased 8%
•
Adjusted net income of $21.0m or $0.41 per diluted share, an increase of 21%
•
Adjusted EBITDA of $99.2m, an increase of 4%
•
$104.3m net repayments of debt; on track to reach year-end net leverage ratio below 5x
•
Reaffirms 2026 guidance: revenue and Adj. EBITDA growth in the range of 5% to 8% and double-digit growth in Adj. EPS
•
Welcomed Ignacio Caride to Paysafe's Board
•
Published Paysafe's 2025 Sustainability Report

"We are pleased with our strong start to the year, delivering 10% revenue growth, 21% growth in adjusted EPS, and a reduction in our net leverage ratio to 5.2x in the first quarter. By lifting the experience for both consumers and merchants, Paysafe continues to power key moments across the experience economy. We are seeing momentum from our expansion in Latin America, recent product launches, and strong performance around the Super Bowl. We remain focused on disciplined execution through the use of modern tech, as evidenced by a 13% increase in revenue per employee. These results give us confidence in reaffirming our 2026 guidance."

Bruce Lowthers, CEO of Paysafe

First Quarter of 2026 Summary of Consolidated Results

	Three Months Ended
	March 31,
($ in thousands) (unaudited)	2026	2025
Revenue	$442,723	$401,000
Gross Profit (excluding depreciation and amortization)	$250,049	$226,819
Net loss	$(36,452)	$(19,472)
Net loss per share - Diluted	$(0.71)	$(0.33)

Adjusted EBITDA	$99,238	$95,170
Adjusted net income	$21,037	$20,913
Adjusted net income per share - Diluted	$0.41	$0.34

For the first quarter of 2026, Paysafe reported revenue of $442.7 million, an increase of 10%, compared to $401.0 million for the first quarter of 2025. Organic revenue growth was 8%, comprised of 7% organic growth from Digital Wallets and 9% organic growth from Merchant Solutions. Digital Wallets benefited from positive momentum and active user growth in Latin America, coupled with strong growth from PaysafeWallet in Europe. In Merchant Solutions, growth was driven by e-commerce, attributable to robust iGaming volumes in North America. First quarter growth was further supported by the company's improved sales efficiency and go-to-market execution, including increased investment in marketing.

Net loss for the first quarter widened to $36.5 million, or ($0.71) per diluted share, compared to $19.5 million, or ($0.33) per diluted share, in the prior year period, mainly reflecting an increase in selling, general and administrative expense. This increase was primarily driven by an increase in share-based compensation of $9.9 million, mainly due to a one-time share award granted to a majority of the company's employees, as well as an increase in credit losses of $9.7 million.

Adjusted net income for the first quarter was $21.0 million, an increase of 1% compared to $20.9 million in the prior year period. Adjusted EPS for the first quarter was $0.41, an increase of 21%, compared to $0.34 in the prior year period, reflecting the benefit of a reduced share count.

Adjusted EBITDA for the first quarter increased 4% to $99.2 million, compared to $95.2 million in the prior year period as revenue growth was partially offset by an increase in selling, general and administrative expenses (excluding share-based compensation).

Movement in foreign exchange rates was favorable to first quarter revenue and Adjusted EBITDA by $18.9 million and $6.3 million, respectively.

First quarter operating cash flow was $63.9 million, compared to $52.5 million in the prior year period, which was mainly driven by increased revenue and an increase in realized foreign exchange gains, partly offset by increased outflows from working capital. Unlevered free cash flow was $66.9 million, compared to $57.3 million in the prior year period.

Summary of Segment Results

	Three Months Ended
	March 31,		YoY
($ in thousands) (unaudited)	2026	2025	change
Revenue:
Merchant Solutions	$231,293	$217,786	6%
Digital Wallets	$216,084	$187,567	15%
Intersegment	$(4,654)	$(4,353)	7%
Total Revenue	$442,723	$401,000	10%

Adjusted EBITDA:
Merchant Solutions	$28,109	$29,446	-5%
Digital Wallets	$94,940	$82,544	15%
Corporate	$(23,811)	$(16,820)	42%
Total Adjusted EBITDA	$99,238	$95,170	4%

Balance Sheet

As of March 31, 2026, total cash and cash equivalents were $257.2 million, total debt was $2.5 billion and net debt was $2.2 billion. Compared to December 31, 2025, total debt decreased by $121.8 million, reflecting net repayments of $104.3 million, as well as fluctuations in the EUR/USD exchange rate, which decreased total debt by $19.9 million.

Full Year 2026 Financial Guidance

($ in millions, except per share amounts) (unaudited)	Full Year 2026
Revenue	$1,790 - $1,830
Adjusted EBITDA	$449 - $464
Adjusted EPS	$2.12 - $2.32

Webcast and Conference Call

Paysafe will host a conference call and live audio webcast to discuss the results today at 8:30 a.m. (ET). The webcast and supplemental information can be accessed on the investor relations section of the Paysafe website at ir.paysafe.com. An archive will be available after the conclusion of the live event and will remain available via the same link for one year.

Webcast	Go to the Investors section of the Paysafe website to listen and view slides
Dial in	877-407-0752 (U.S. toll-free); 201-389-0912 (International)

Board Appointment and Transition

Ignacio Caride was appointed to Paysafe's Board of Directors, effective as of May 8, 2026. A highly experienced global executive, Caride brings more than two decades of leadership across digital commerce, payments, and large‑scale retail operations, including senior roles at Walmart and MercadoLibre, with deep expertise in Latin America. His background spans ecommerce, omnichannel strategy, and fintech innovation at scale, further strengthening Paysafe’s leadership as it continues to expand across high‑growth, digital‑first markets. Caride’s full biography is available at https://www.paysafe.com/en/about/board-of-directors/ignacio-caride/.

Eli Nagler has stepped down from Paysafe's Board effective May 8, 2026. “We sincerely thank Eli for his valuable contributions and dedication to Paysafe,” said Bruce Lowthers, CEO of Paysafe. “His insight and support have played an important role in the company’s evolution, and we are grateful for his service.”

2025 Sustainability Report

Paysafe also released its 2025 Sustainability Report, marking continued progress across its environmental, social, and governance priorities as the company celebrates its 30th anniversary. The report highlights advancements in reducing Scope 1 and 2 GHG emissions by 49% from our 2023 baseline, strengthening employee training and AI adoption, with every employee completing at least 10 hours of AI training, and expanding community impact through Paysafe Giving. The report also reflects external recognition of Paysafe’s sustainability efforts through awards from organizations including Forbes and the American Business Awards. The full 2025 Sustainability Report is available at https://www.paysafe.com/en/about/sustainability/.

About Paysafe

Paysafe is a global payments platform powering the experience economy, with a strong focus on the iGaming, video gaming, e-commerce, online trading, retail, travel and hospitality sectors. With 30 years of expertise in payment technology, Paysafe helps businesses and consumers lift every experience through seamless, secure payment solutions, including card payments, digital wallets such as Skrill, eCash solutions like PaysafeCard, and a suite of local payment methods. With approximately 2,800 employees across 12 countries and annualized transactional volume of $167 billion in 2025, Paysafe connects people and businesses worldwide through innovative digital payment experiences.

Contacts

Media

Nilce Piccinini

Paysafe

+1 (281) 895-5954

nilce.piccinini@paysafe.com

Investors

Kirsten Nielsen

Paysafe

+1 (646) 901-3140

kirsten.nielsen@paysafe.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of U.S. federal securities laws. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Paysafe Limited’s (“Paysafe,” “PSFE,” the “Company,” “we,” “us,” or “our”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” "will," “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance.

These forward-looking statements involve significant risks, uncertainties, and events that may cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, cryptocurrency regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; risks related to our focus on specialized and high-risk verticals; geopolitical events and the economic and other impacts of such geopolitical events and the responses of governments around the world; acts of war and terrorism; the effects of global economic uncertainties, including inflationary pressure and rising interest rates, on consumer and business spending; risks associated with foreign currency exchange rate fluctuations; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to becoming an unwitting party to fraud or being deemed to be handling proceeds resulting from the criminal activity by customers; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorships; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; our ability to manage regulatory and litigation risks, and the outcome of legal and regulatory proceedings; failure of fourth parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; the effect of regional epidemics or a global pandemic on our business; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

The company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events.

Paysafe Limited Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended
	March 31,
($ in thousands)	2026	2025
Revenue	$442,723	$401,000
Cost of services (excluding depreciation and amortization)	192,674	174,181
Selling, general and administrative	168,864	139,790
Depreciation and amortization	70,353	68,269
Impairment expense on goodwill and intangible assets	152	1,282
Restructuring and other costs	8,841	7,785
Loss / (gain) on disposal of subsidiary and other assets, net	758	(626)
Operating income	1,081	10,319
Other income, net	4,294	823
Interest expense, net	(33,846)	(33,673)
Loss before taxes	(28,471)	(22,531)
Income tax expense / (benefit)	7,981	(3,059)
Net loss	$(36,452)	$(19,472)

Net loss per share – basic	$(0.71)	$(0.33)
Net loss per share – diluted	$(0.71)	$(0.33)

Net loss	$(36,452)	$(19,472)
Other comprehensive income / (loss), net of tax of $0:
(Loss) / gain on foreign currency translation	(7,318)	4,076
Total comprehensive loss	$(43,770)	$(15,396)

Paysafe Limited Consolidated Net Loss per share

	Three Months Ended
	March 31,
	2026	2025
Numerator ($ in thousands)
Net loss - basic	$(36,452)	$(19,472)
Net loss - diluted	$(36,452)	$(19,472)
Denominator (in millions)
Weighted average shares – basic	51.2	59.8
Weighted average shares – diluted	51.2	59.8
Net loss per share
Basic	$(0.71)	$(0.33)
Diluted	$(0.71)	$(0.33)

Paysafe Limited Condensed Consolidated Balance Sheets (unaudited)

($ in thousands)	March 31, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	$257,210	$250,168
Customer accounts and other restricted cash	984,693	1,095,120
Accounts receivable, net of allowance for credit losses of $14,508 and $9,499, respectively	158,409	138,356
Settlement receivables, net of allowance for credit losses of $4,529 and $4,524, respectively	152,860	150,727
Prepaid expenses and other current assets	111,865	113,733
Derivative assets - current	-	597
Contingent consideration receivable – current	1,724	1,498
Total current assets	1,666,761	1,750,199
Deferred tax assets	14,176	14,176
Property, plant and equipment, net	26,582	28,351
Operating lease right-of-use assets	37,760	40,278
Derivative asset - non-current	372	—
Intangible assets, net	832,891	874,050
Goodwill	2,060,655	2,076,347
Contingent consideration receivable – non-current	2,281	3,312
Other assets – non-current	16,902	16,920
Total non-current assets	2,991,619	3,053,434
Total assets	$4,658,380	$4,803,633

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$246,072	$209,430
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,154,321	1,181,913
Operating lease liabilities – current	9,428	9,016
Income taxes payable	4,765	478
Contingent consideration payable – current	1,517	1,517
Liability for share-based compensation – current	10,107	1,328
Total current liabilities	1,436,400	1,413,872
Non-current debt	2,483,241	2,605,038
Operating lease liabilities – non-current	30,451	33,814
Deferred tax liabilities	89,792	92,472
Derivative financial liabilities – non-current	10	858
Liability for share-based compensation – non-current	811	1,100
Contingent consideration payable – non-current	1,442	1,442
Total non-current liabilities	2,605,747	2,734,724
Total liabilities	4,042,147	4,148,596
Commitments and contingent liabilities
Total shareholders' equity	616,233	655,037
Total liabilities and shareholders' equity	$4,658,380	$4,803,633

Paysafe Limited Condensed Consolidated Statements of Cash Flow (unaudited)

	Three Months Ended
	March 31,
($ in thousands)	2026	2025
Cash flows from operating activities
Net loss	$(36,452)	$(19,472)
Adjustments for non-cash items:
Depreciation and amortization	70,353	68,665
Unrealized foreign exchange gain	(3,156)	(5,169)
Deferred tax benefit	(1,798)	(12,129)
Interest expense, net	9,221	7,767
Share-based compensation	18,053	8,141
Other income, net	(443)	(809)
Impairment expense on goodwill and intangible assets	152	1,282
Allowance for credit losses and other	17,102	7,571
Loss / (gain) on disposal of subsidiary and other assets, net	758	(626)
Non-cash lease expense	2,354	2,336
Movements in working capital:
Accounts receivable, net	(35,336)	(4,232)
Prepaid expenses, other current assets, and related party receivables	(2,840)	(9,186)
Accounts payable, other liabilities, and related party payables	23,345	5,809
Income tax payable / receivable	2,553	2,531
Net cash flows from operating activities	63,866	52,479
Cash flows in investing activities
Purchase of property, plant & equipment	(519)	(4,329)
Purchase of merchant portfolios	(6,503)	—
Other intangible asset expenditures	(21,032)	(22,892)
Disposal of subsidiaries	—	1,948
Receipts under derivative financial instruments	604	1,312
Cash outflow for merchant reserves	(3,277)	—
Cash inflow from merchant reserves	6,095	—
Other investing activities, net	—	68
Net cash flows used in investing activities	(24,632)	(23,893)
Cash flows from financing activities
Repurchases of shares withheld for taxes	(11)	(560)
Proceeds from employee share purchase plan	348	540
Purchase of treasury shares	(4,834)	(9,998)
Settlement funds - merchants and customers, net	(17,900)	(134,041)
Proceeds from loans and borrowings	56,861	—
Repayments of loans and borrowings	(161,143)	(22,839)
Proceeds under line of credit	210,000	197,000
Repayments under line of credit	(210,000)	(201,000)
Contingent consideration paid	—	(6,476)
Other financing activities	—	300
Net cash flows used in financing activities	(126,679)	(177,074)
Effect of foreign exchange rate changes	(15,940)	39,144
Decrease in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(103,385)	$(109,344)
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period	1,345,288	1,298,579
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$1,241,903	$1,189,235

	Three Months Ended
	March 31,
	2026	2025
Cash and cash equivalents	$257,210	$234,339
Customer accounts and other restricted cash, net	984,693	954,896
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$1,241,903	$1,189,235

Non-GAAP Financial Measures

To supplement the company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the company uses non-GAAP measures of certain components of financial performance. This includes organic revenue growth, Gross Profit (excluding depreciation and amortization), Adjusted EBITDA, Unlevered free cash flow, Adjusted net income, Adjusted net income per share, and Net leverage which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”).

Organic revenue growth is defined as growth excluding the impact of foreign currency fluctuations, revenue from interest on consumer deposits, acquisitions, and dispositions. Management believes organic revenue growth to be useful to users of our financial data because it enables them to better understand underlying revenue growth from period to period excluding the impact of these non-organic items.

Gross Profit (excluding depreciation and amortization) is defined as revenue less cost of services (excluding depreciation and amortization). Management believes Gross Profit to be a useful profitability measure to assess the performance of our businesses and ability to manage cost.

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation, impairment expense on goodwill and other assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the company. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Adjusted net income excludes the impact of certain non-operational and non-cash items. Adjusted net income is defined as net income/(loss) attributable to the company before the impact of other non-operating income / (expense), net, impairment expense on goodwill and other assets, restructuring and other costs, accelerated amortization of debt fees, amortization of acquired assets, loss/(gain) on disposal of subsidiaries and other assets, share-based compensation, discrete tax items and the income tax (benefit)/expense on these non-GAAP adjustments. Adjusted net income per share is adjusted net income as defined above divided by adjusted weighted average dilutive shares outstanding. Management believes the removal of certain non-operational and non-cash items from net income enhances shareholders' ability to evaluate the company’s business performance and profitability by improving comparability of operating results across reporting periods.

Unlevered free cash flow is defined as net cash flows provided by/used in operating activities, adjusted for the impact of capital expenditure, payments relating to restructuring and other costs and cash paid for interest. Capital expenditure includes purchases of property plant & equipment and purchases of other intangible assets, including software development costs. Capital expenditure does not include purchases of merchant portfolios. Management believes unlevered free cash flow to be a liquidity measure that provides useful information about the amount of cash generated by the business.

Net leverage is defined as net debt (gross debt less cash and cash equivalents) divided by the last twelve months Adjusted EBITDA. Management believes net leverage is a useful measure of the company's credit position and progress towards leverage targets.

Management believes the presentation of these non-GAAP financial measures, including Gross Profit, Adjusted EBITDA, Unlevered free cash flow, Adjusted net income, Adjusted net income per share, and Net leverage when considered together with the company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance. In addition, management believes the presentation of these non-GAAP financial measures provides useful supplemental information in assessing the company’s results on a basis that fosters comparability across periods by excluding the impact on the company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position.

Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies. In addition, the forward-looking non-GAAP financial measure of Adjusted EBITDA provided herein have not been reconciled to the comparable GAAP measure due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. We have reconciled the historical non-GAAP financial measures presented herein to their most directly comparable GAAP financial measures. A reconciliation of our forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such reconciliations that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results.

Reconciliation of GAAP Net Loss to Adjusted EBITDA

	Three Months Ended
	March 31,
($ in thousands)	2026	2025
Net loss	$(36,452)	$(19,472)
Income tax expense / (benefit)	7,981	(3,059)
Interest expense, net	33,846	33,673
Depreciation and amortization	70,353	68,269
Share-based compensation expense	18,053	8,141
Impairment expense on goodwill and intangible assets	152	1,282
Restructuring and other costs	8,841	7,785
Loss / (gain) on disposal of subsidiaries and other assets, net	758	(626)
Other income, net	(4,294)	(823)
Adjusted EBITDA	$99,238	$95,170

Reconciliation of Revenue to Non-GAAP Organic Revenue

	Three Months Ended
	March 31,
($ in thousands)	2026	2025
Revenue	$442,723	$401,000
Currency adjustment (1)	(18,850)	—
Interest revenue adjustment (2)	(3,443)	(5,519)
Disposal adjustments (3)	—	(5,213)
Organic revenue (4)	$420,430	$390,268

(1)
This adjustment eliminates the impact of foreign exchange on revenue.
(2)
This adjustment eliminates the impact of revenue from interest on consumer deposits adjusted to exclude the effect of any fluctuations in foreign exchange rates.
(3)
This adjustment eliminates all revenue generated from the direct marketing payments processing business line that was disposed of during the first quarter of 2025.
(4)
Organic revenue is defined as revenues in the stated period excluding the impact from acquisitions, dispositions, foreign currency fluctuations and interest revenue on consumer deposits. For dispositions, the pre-disposition results are excluded from the organic revenue calculations. There were no acquisitions requiring adjustments in the stated periods. Reported revenue growth and organic revenue growth for the three months ended March 31, 2026 was 10% and 8%, respectively. Organic revenue growth is measured as the change in organic revenue for the current period, divided by organic revenue from the prior period.

Reconciliation of Revenue to Non-GAAP Organic Revenue by Segment

Merchant Solutions

	Three Months Ended
	March 31,
($ in thousands)	2026	2025
Revenue	$231,293	$217,786
Currency adjustment (1)	(486)	—
Interest revenue adjustment (2)	(338)	(459)
Disposal adjustments (3)	—	(5,213)
Organic revenue (4)	$230,469	$212,114

Digital Wallets

	Three Months Ended
	March 31,
($ in thousands)	2026	2025
Revenue	$216,084	$187,567
Currency adjustment (1)	(18,364)	—
Interest revenue adjustment (2)	(3,105)	(5,060)
Organic revenue (4)	$194,615	$182,507

(1)
This adjustment eliminates the impact of foreign exchange on revenue.
(2)
This adjustment eliminates the impact of revenue from interest on consumer deposits adjusted to exclude the effect of any fluctuations in foreign exchange rates.
(3)
This adjustment eliminates all revenue generated from the direct marketing payments processing business line that was disposed of during the first quarter of 2025.
(4)
Organic revenue is defined as revenues in the stated period excluding the impact from acquisitions, dispositions, foreign currency fluctuations and interest revenue on consumer deposits. For dispositions, the pre-disposition results are excluded from the organic revenue calculations. There were no acquisitions requiring adjustments in the stated periods. Reported revenue growth and organic revenue growth for the three months ended March 31, 2026 was 15% and 7%, respectively, for the Digital Wallets segment, and was 6% and 9%, respectively, for the Merchant Solutions segment. Organic revenue growth is measured as the change in organic revenue for the current period, divided by organic revenue from the prior period.

Reconciliation of Operating Cash Flow to Non-GAAP Unlevered Free Cash Flow

	Three Months Ended
	March 31,
($ in thousands)	2026	2025
Net cash inflows from operating activities	$63,866	$52,479
Capital expenditure	(21,551)	(27,221)
Cash paid for interest	24,625	25,906
Payments relating to Restructuring and other costs	-	6,181
Unlevered Free Cash Flow	$66,940	$57,345

Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (excluding depreciation and amortization)

	Three Months Ended
	March 31,
($ in thousands)	2026	2025
Revenue	$442,723	$401,000
Cost of services (excluding depreciation and amortization)	192,674	174,181
Depreciation and amortization	70,353	68,269
Gross Profit (1)	$179,696	$158,550
Depreciation and amortization	70,353	68,269
Gross Profit (excluding depreciation and amortization)	$250,049	$226,819

(1)
Gross Profit has been calculated as revenue, less cost of services and depreciation and amortization. Gross profit is not presented within the company's consolidated financial statements.

Reconciliation of GAAP Net Loss to Adjusted Net Income

	Three Months Ended
	March 31,
($ in thousands)	2026	2025
Net loss	$(36,452)	$(19,472)
Other non operating (income) / expense, net (1)	(3,700)	564
Impairment expense on goodwill and intangible assets	152	1,282
Amortization of acquired assets (2)	32,494	33,268
Restructuring and other costs	8,841	7,785
Loss / (gain) on disposal of subsidiaries and other assets, net	758	(626)
Share-based compensation expense	18,053	8,141
Discrete tax items (3)	13,709	3,430
Income tax expense on non-GAAP adjustments (4)	(12,818)	(13,459)
Adjusted net income	$21,037	$20,913
(in millions)
Weighted average shares - diluted	51.2	59.8
Adjusted diluted impact	0.3	1.5
Adjusted weighted average shares - diluted	51.5	61.3

(1)
Other non-operating (income) / expense, net primarily consists of income and expenses outside of the company's operating activities, including, fair value gain / loss on warrant liabilities and derivatives, gain / loss on repurchases of debt, gain / loss on foreign exchange and the release of certain provisions.
(2)
Amortization of acquired asset represents amortization expense on the fair value of intangible assets acquired through various Company acquisitions, including brands, customer relationships, software and merchant portfolios.
(3)
Discrete tax items mainly represent (a) valuation allowance expense recorded on deferred tax assets representing $14,661 and $3,801 for the three months ended March 31, 2026 and 2025, respectively (b) discrete tax expense on share-based compensation, which would not have been incurred as share-based compensation expense is removed from adjusted net income, of $416 and $0 for the three months ended March 31, 2026 and 2025, respectively. The remaining discrete tax items mainly relate to the movement in uncertain tax provisions relating to prior years.
(4)
Income tax expense on non-GAAP adjustments reflects the tax expense on each taxable adjustment using the current statutory tax rate of the applicable jurisdiction specific to that adjustment.

Adjusted Net Income per Share

	Three Months Ended
	March 31,
	2026	2025
Numerator ($ in thousands)
Adjusted net income - basic	$21,037	$20,913
Adjusted net income - diluted	$21,037	$20,913
Denominator (in millions)
Weighted average shares – basic	51.2	59.8
Adjusted weighted average shares – diluted (1)	51.5	61.3
Adjusted net income per share
Basic	$0.41	$0.35
Diluted	$0.41	$0.34

(1)
The denominator used in the calculation of diluted adjusted net income per share for the three months ended March 31, 2026 and 2025 includes the dilutive effect of the company's restricted stock units.